13

08002502

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumco Corp

*CURRENT ADDRESS

PROCESSED

MAY 15 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34936 FISCAL YEAR 1-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dee

DAT : 5/13/08

(TRANSLATION)

This brief statements on theFY2007(Ended January 31,2008) is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.

Brief Statement of Consolidated Financial Results for and at the End of the Fiscal Year 2007 (ended January 31, 2008)

1-31-08

Forward Looking Statement

The statements and figures contained in this Brief Statement of Consolidated Financial Results for and at the end of the FY 2007 for the fiscal year ended January 31, 2008 (the "Brief Statement") with respect to SUMCO's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of SUMCO are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

Financial Summary for Fiscal Year 2007 (Ended January 31, 2008)

March 6, 2008

Company name: SUMCO CORPORATION
Listed on: First Section of the Tokyo Stock Exchange
Code Number: 3436
URL: http://www.sumcosi.com/
Representative: Title and name: President, Kenjiro Shigematsu
Contact person: Title and name: Public Relations & IR Department General Manager, Soichi Ishitoya
Tel: +81- (03)- 5444-3915

Scheduled date of ordinary general meeting of shareholders: April 25, 2008
Scheduled date of commencement of dividend payment: April 28, 2008
Scheduled date of filing of annual security report: April 25, 2008

1. Consolidated Business Results for Fiscal Year ended January 31, 2008 (February 1, 2007-January 31, 2008)

(1) Consolidated Business Results (% indicates year to year comparision)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
YE January 31, 2008	474,951	48.7	140,385	66.4	133,028	75.4	74,879	3.9
YE January 31, 2007	319,385	44.8	84,390	90.3	75,835	107.5	72,051	251.7

(Rounded down to the nearest million yen.)

	Net Income per Share	Diluted Net Income per Share	Net Income as a Percentage of Shareholders' Equity	Ordinary Profit as a Percentage of Total Assets	Operating Profit as a Percentage of Net Sales
	Yen Sen	Yen Sen	%	%	%
YE January 31, 2008	294.34	–	23.0	20.6	29.6
YE January 31, 2007	597.66	–	31.7	16.3	26.4

(Reference) Investment loss/profit on equity method YE January 31, 2008 –million yen YE January 31, 2007 –million yen
(Note) The common stock of the Company was split two for one effective on February 1, 2007.

(2) Financial Position (Consolidated)

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen Sen
YE January 31, 2008	710,495	415,510	50.5	1,409.59
YE January 31, 2007	578,854	327,318	50.5	2,297.90

(Reference) Shareholders' Equity: YE January 31, 2008 358,597 million yen YE January 31, 2007 292,292 million yen
(Note) The common stock of the Company was split two for one effective on February 1, 2007.

(3)Cash Flow (Consolidated)

	Operating Activities	Investment Activities	Financing Activities	Cash and Cash Equivalent at the end of the period
	Million yen	Million yen	Million yen	Million yen
YE January 31, 2008	188,516	△149,230	△18,705	57,755
YE January 31, 2007	83,164	△101,455	24,841	37,005

2. Status of Dividend Distribution

	Per-share Dividends			Total Dividend (Annual)	Dividend Payout Ratio (consolidated)	Dividend as a Percentage of Net Assets (consolidated)
(Record Date)	Interim-year-end	Year-end	Annual			
	Yen Sen	Yen Sen	Yen Sen	Million yen	%	%
YE January 31, 2007	25.00	25.00	50.00	6,172	8.4	2.7
YE January 31, 2008	27.50	27.50	55.00	13,991	18.7	4.3
YE January 31, 2009 (Forecast)	27.50	27.50	55.00	–	24.1	–

(Note) The common stock of the Company was split two for one effective on February 1, 2007.

3. Forecast for Consolidated Business Results for FY 2008 (February 1, 2008-January 31, 2009)

(% indicates year to year comparision)

	Net Sales		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen Sen
Interim Period	230,000	0.4	46,000	△33.3	44,000	△33.5	25,000	△32.9	98.27
Full year	500,000	5.3	110,000	△21.6	105,000	△21.1	58,000	△22.5	227.99

4. Others

(1) Changes in important subsidiaries during the fiscal year (changes in particular subsidiaries involving modifications to the scope of consolidation) No

(2) Modifications to principles, procedures, representations, etc., of accounting concerning arrangement of consolidated financial statements (those described in 'Modifications to important matters forming the basis of arrangement of consolidated financial statements')

[1] Modifications associated with revisions of accounting standards and the like Yes

[2] Modifications other than [1] Yes

(Note) For details, please refer to page 16, 'Changes in basic matters of importance for preparing consolidated financial statements.'

(3) Number of issued shares (Common Stock)

[1] Number of issued shares at end of fiscal year (including treasury stock): 254,400,000 shares for the fiscal year 2007, ended January 31, 2008 and 127,200,000 shares for the fiscal year, 2006 ended January 31, 2007

[2] Number of treasury stock at end of fiscal year: 693 shares for the fiscal year 2007, ended January 31, 2008 and 121 shares

for the fiscal year 2006, ended January 31, 2007

(Note) For the number of shares forming the basis of calculation of the current fiscal year (consolidated), please refer to page 31 'Per-share Information'.

(Reference) Summary of non-consolidated business performance

1. Non Consolidated Business Results for Fiscal Year 2007, ended January 31, 2008 (February 1, 2007-January 31, 2008)

(1) Non Consolidated Business Results (% indicates year-to-year comparision)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
YE January 31, 2008	320,932	26.5	99,084	42.9	95,372	51.3	56,543	△11.8
YE January 31, 2007	253,669	33.3	69,314	67.7	63,054	84.4	64,080	208.6

	Net Income per Share	Diluted Net Income per Share
	Yen Sen	Yen Sen
YE January 31, 2008	222.26	—
YE January 31, 2007	531.54	—

(Note) The common stock of the Company was split two for one effective on February 1, 2007.

(2) Financial Position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen Sen
YE January 31, 2008	512,807	332,078	64.8	1,305.34
YE January 31, 2007	438,572	285,681	65.1	2,245.93

(Reference) Shareholders' Equity: YE January 31, 2008 332,078 million yen YE January 31, 2007 285,681 million yen

(Note) The common stock of the Company was split two for one effective on February 1, 2007.

2. Forecast for Non-Consolidated Business Results for FY 2008 (February 1, 2008-January 31, 2009)

(% indicates year to year comparision)

	Net Sales		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen Sen
Interim period	150,000	△2.2	35,000	△27.5	34,500	△26.5	20,500	△27.9	80.58
Full Year	330,000	2.8	81.000	△18.3	80,000	△16.1	48,000	△15.1	188.68

Please note that descriptions in this literature concerning future conditions, such as the forecast of business performance, are based on information currently in our possession, together with certain assumptions judged as being reasonable, and that actual business performance and the like may materially differ depending on various factors. Please refer to page 4 '1. Business Results (1) Analysis of Business Results' for notes on the use of assumptions forming the basis of the business forecast and the same.

1. Business Results

(1) Analysis of Business Results

Business Results for the current fiscal year

During the current fiscal year ended January 31, 2008, the world economy generally continued in an expansionary phase thanks to steady economic growth in developing (mainly BRIC) countries, although continuous attention was required to address concerns arising from the credit crunch in the capital markets stemming from the U.S. subprime issue.

In addition, the high growth rate of shipments in the semiconductor market was continuously maintained through an increase in demand for products incorporating semiconductors. Meanwhile, the rate of growth in the value of shipments suffered a downturn under the influence of factors such as a significant decline in DRAM prices and inventory adjustments for some semiconductor devices.

The silicon wafer market generally continued to be solid as a whole due to the ongoing expansion in demand for 300 mm wafers, backed by an increase in the number of semiconductors shipped, with a focus on their use in memories.

In this environment, the SUMCO group has been promoting measures to bolster earnings through continuous efforts to expand production capacity for 300 mm wafers centering on Kyushu Plant (Imari), as well as through initiatives aimed at realizing synergies with SUMCO TECHXIV Corporation and cost-cutting efforts.

As a result, the SUMCO group has achieved, the current fiscal year from February 1, 2007 to January 31, 2008 net sales of 474,951 million yen (increase of 48.7% over the previous fiscal year), operating profit of 140,385 million yen (increase of 66.4% over the previous fiscal year) and ordinary profit of 133,028 million yen (increase of 75.4% over the previous fiscal year), partly due to the business performance of SUMCO TECHXIV Corporation with which consolidation commenced since October 1, 2006. Meanwhile, the net income result for the current fiscal year of 74,879 million yen was due to the effect of posting an extraordinary loss of 2,149 million yen to cover the loss relating to the factory closure in a consolidated subsidiary, SUMCO France S.A.S. The increase of 3.9% over net income for the previous fiscal year was due to the effect of posting 29,749 million yen of deferred income tax assets for the deficit associated with the dissolution of SUMCO USA Corporation, the U.S. holding company of the SUMCO group, to the previous fiscal year's figures.

A simple trial calculation based on excluding these deferred income tax assets from the previous year's figures would give current net income for the previous fiscal year of 42,301 million yen, over which the rate of increase for the current fiscal year would be 77.0%.

Segment results by business type

As the SUMCO Group concentrates on producing the "high-purity silicon", this section is not applicable to our situation.

Meanwhile, Asia and Europe, which have previously been classified within 'Others', will be treated separately from the current fiscal year onwards in view of their increasing importance.

Business results by geographic segments are as follows:

[1] Japan

Domestically, as a result of aggressive promotion of enhanced production capacity for 300 mm wafers to meet increasing demand and efforts to expand sales thereof, net sales reached 457,383 million yen (increase of 45.6% the previous fiscal year) and operating profit was 134,479 million yen (increase of 57.1% over the previous fiscal year).

[2] North America

As a result of efforts to also expand sales in the U.S.A., net sales reached 77,436 million yen (increase of 10.5% over the previous fiscal year) and operating profit was 6,335 million yen (increase of 140.1% over the previous fiscal year).

[3] Asia

In Asia, net sales reached 43,201 million yen (increase of 277.0% over the previous fiscal year) while operating profit was 10,986 million yen (increase of 222.9% over the previous fiscal year), mainly due to the contribution of FORMOSA SUMCO TECHNOLOGY CORPORATION, whose results were consolidated with those of the group commencing from October 1, 2006.

[4] Europe

Net sales in Europe reached 27,118 million yen (an increase of 7.7% over the previous fiscal year), with an operating loss of 204 million yen (a decrease of 47.7% compared to the previous fiscal year), including the contribution made by SUMCO TECHXIV EUROPE N.V.

Outlook for the next fiscal year

With respect to the outlook for the next fiscal year, it is expected that demand for 300 mm wafers will continue to expand, with a focus on their use in memories, although there exists a sense of uncertainty about economic trends. SUMCO has been making capital investments in anticipation of robust customer demand in the medium term, and allowances have been made for the burden of resulting depreciation costs. Furthermore, it is assumed that weakening prices in the current silicon wafer market and the appreciation of the yen will affect the business results of SUMCO.

Considering the above situations, we forecast, as consolidated business results for the full fiscal year, sales of 500,000 million yen, operating profit of 110,000 million yen, ordinary profit of 105,000 million yen, and net income of 58,000 million yen.

Please note that the above descriptions concerning future conditions, such as the forecast of business performance, are based on information currently in our possession, together with certain assumptions judged as being reasonable, and that actual business performance and the like may materially differ depending on various factors.

(2) Analysis of Financial Position

[1] Situation of assets, liabilities and net assets

As for assets at the end of the current fiscal year, there was an increase of 131,641 million yen over the end of the previous fiscal year to 710,495 million yen. The main contributing factors were an increase of 95,315 million yen due to expansion of production capacity for 300 mm wafers and an increase of 18,920 million yen in investments and other assets due to advance payments and similar for the long-term polysilicon supply contract.

As for liabilities, there was an increase of 43,448 million yen over the end of the previous fiscal year to 294,984 million yen. The main contributing factors were an increase of 34,041 million yen in income taxes payable and similar due to increased profits, etc., and an increase of 16,402 million yen in notes and accounts payable on equipment due to capital investments made for 300 mm wafers and other products.

Regarding net assets, there was an increase of 88,192 million yen over the end of the previous fiscal year to 415,510 million yen. The main contributing factors were current net income of 74,879 million yen and an increase of 21,887 million yen in minority interests despite the dividend payment of 10,175 million yen.

[2] Cash flow situation

Cash and cash equivalents at the end of the current fiscal year increased by 20,750 million yen over the figure for the end of the previous fiscal year to 57,755 million yen. The main reason for the increase was that while cash flow from operating activities produced 188,516 million yen, cash flow from investing activities and cash flow from financing activities were negative 149,230 million yen and negative 18,705 million yen, respectively.

The situations for each type of cash flow and contributing factors are as follows:

(Cash flow from operating activities)

Cash flow from operating activities for the current fiscal year increased by 105,352 million yen over the previous fiscal year to 188,516 million yen. The main contributing factors were increases in current net income before income taxes and depreciation costs over the previous fiscal year, as well as increased revenue due to a decrease in notes and accounts receivable.

(Cash flow from investing activities)

Cash flow from investing activities for the current fiscal year was negative 149,230 million yen due to an increase in expenditures of 47,775 million yen over the previous fiscal year. The main reason for this result is the increased acquisition of tangible and intangible fixed assets in comparison with the previous fiscal year, when the investment was made to acquire SUMCO TECHXIV Corporation.

(Cash flow from financing activities)

Cash flow from financing activities for the current fiscal year declined to negative 18,705 million yen due to an increase in expenditures of 43,547 million yen over the previous fiscal year. The main reasons for this result are that spending on the repayment of long-term borrowings fell in comparison with the previous fiscal year, while in the previous fiscal year, SUMCO gained proceeds from a capital increase funded through a public stock offering. In addition, the capital of FORMOSA SUMCO TECHNOLOGY CORPORATION, a subsidiary of SUMCO, was increased through a public stock offering made during the current fiscal year.

Trends in cash flow indices for the SUMCO Group are as follows

		FY ended January 31, 2004	FY ended January 31, 2005	FY ended January 31, 2006	FY ended January 31, 2007	FY ended January 31, 2008
Equity ratio	(%)	21.1	25.3	45.9	50.5	50.5
Market-value based equity ratio	(%)	—	—	215.6	191.6	83.2
Cash flow to interest-bearing debt ratio	(Yr)	5.0	3.7	2.0	1.6	0.6
Interest coverage ratio	(Times)	9.8	12.3	17.7	26.1	69.2

Shareholders' equity ratio: shareholders' equity/total assets

Market value-based shareholders' equity ratio: total market value of shares/total assets

Cash flow to interest-bearing debt ratio: interest-bearing debt/cash flow

Interest coverage ratio: cash flow /interest paid

(Note 1) All figures are calculated using consolidation-based financial numerical values.

(Note 2) Total market value of shares was calculated using the number of outstanding shares excluding treasury stock.

(Note 3) Cash flows from operating activities are referred to as "cash flows".

(Note 4) Interest-bearing debts cover all debts out of liabilities posted in consolidated balance sheets that are subject to interest payment.

(3) Basic policy on profit distribution and dividends for the current term

SUMCO's basic policy on distribution of surplus is determined through overall consideration of profit levels for respective fiscal years, outlook for subsequent terms, financial requirements for capital investments, status of internal reserves and others. The year-end dividend for the current fiscal year has been set at 27.50 yen per share.

1. Situation of the corporate group

SUMCO has 9 domestic subsidiaries (7 consolidated and 2 unconsolidated), 15 overseas subsidiaries (12 consolidated and 3 unconsolidated). Two other companies related to SUMCO are Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation. SUMCO belongs to each group of these two companies.

SUMCO and its subsidiaries (the "SUMCO Group") conduct business that relates solely to "high-purity silicon". It is largely divided into two areas: "business relating to silicon wafers for semiconductors" (which includes the manufacturing and marketing of silicon wafers for semiconductor manufacturers) and "other business" (which involves the manufacturing and marketing of silicon wafers for solar cell, and the manufacturing and marketing of high-purity quartz crucibles used for the production of silicon wafers).

[Business Structure]

The business structure of the SUMCO Group is as follows: (※ indicates consolidated subsidiaries)


Customers
Business relating to silicon wafers for semiconductors
Manufacturing/marketing companies
SUMCO Technology Corp. ※
Minamata Denshi Co., Ltd. ※
(Silicon wafer for semiconductor)
Servicing companies
SUMCO Service Corp. ※
SUMCO Support Corp.
(Molding/cleaning, etc. of wafer shipping cases)
Other business
Manufacturing company
SUMCO Solar Corp. ※
(Silicon wafer for solar cell)
Manufacturing/marketing company
Japan Super Quartz Corp.
(High-purity quartz crucible) ※
Other related companies
Mitsubishi Materials Corporation
(Non-ferrous metals)
Mitsubishi Materials Techno Corp.
(Manufacturing/marketing of machinery, etc)
Other related companies
Sumitomo Metal Industries, Ltd.
(Steel)
Sumitomo Metal Fine Technology Co., Ltd.
(Manufacturing/Marketing of machinery, etc)
OSAKA Titanium technologies Co., Ltd. (Non-ferrous metals)
Business relating to silicon wafers for semiconductors
Manufacturing/marketing company
SUMCO TECHXIV CORPORATION ※
(Silicon wafer for semiconductor)
Servicing company
SUMTEC Service Corporation ※
(Welfare services, maintenance of equipment, cleaning of shipping containers and others)
Pr
S-Pr
Srv
BC
Pr
RM
Mt
RM
Em
Em
RM
Pr・LT
Pr
Srv
Pr
SUMCO CORPORATION
Manufacturing/Marketing
S-Pr ・Pr
S-Pr ・Pr
Stf
S-Pr
Pr
Pr
BC
Business relating to silicon wafers for semiconductors, USA
Manufacturing companies
SUMCO Phoenix Corporation ※
SUMCO Southwest Corporation ※
(Silicon wafer for semiconductor)
Marketing company
SUMCO USA Sales Corporation ※
(Silicon wafer for semiconductor)
Others
STX Finance America, Inc. ※
SUMCO Funding Corporation ※
SUMCO Personnel Services Corporation ※
(Financing, staffing, etc.)
Business relating to silicon wafers for semiconductors, other areas
Manufacturing
PT. SUMCO Indonesia ※
(Silicon wafer for semiconductor)
Marketing companies
SUMCO Europe Sales Plc ※
SUMCO Singapore Pte. Ltd. ※
(Silicon wafer for semiconductor)
Technical support
SUMCO Taiwan Technology Corporation
SUMCO Korea Corporation
(Silicon wafer for semiconductor)
Others
SUMCO France S.A.S. ※
SUMCO Shanghai Corporation
Manufacturing/marketing companies
FORMOSA SUMCO TECHNOLOGY CORPORATION
(Silicon wafer for semiconductor) ※
Marketing company
SUMCO TECHXIV EUROPE N.V. ※
(Silicon wafer for semiconductor)

Pr=product, S-Pr=semi-finished product, Srv=service, BC=business consignment, Str=storage, RM=raw materials Em=equipment, Stf=staffing, LT= licensing of technology, Mt=materials

Change of Trade Name

The corporate name of Sumitomo Titanium Corporation was changed to Osaka Titanium Technologies Co., Ltd. on October 1, 2007.

Resolution on Dissolution of Subsidiary

SUMCO made a decision to dissolve SUMCO France S.A.S. on October 24, 2007.

Establishment of Subsidiary

SUMCO founded SUMCO Shanghai Corporation on January 8, 2008.

3. Management Policy

(1) Fundamental principles of corporate management

The SUMCO group will continue to contribute to the development of society through the establishment of a stable supply system by optimizing the utilization of our wide-ranging product development and technical capacities to cover from large diameters to small diameters for manufacture of high-quality silicon wafers being used for semiconductor devices. Especially, we shall make efforts to upgrade our technical capabilities to meet our customers' extremely rigorous quality and cost requirements and aim to maintain and enhance our status in the silicon industry.

On the basis of this basic policy, the SUMCO group will aim to further strengthen its operating base to achieve continuous growth in its business, enabling it to respond to the mandate given by stakeholders.

(2) Mid to Long-term Management Strategy

In the current business environment, the decline in prices in the semiconductor market is the main factor affecting the silicon wafer industry, and although there is now an increasing sense of uncertainty caused by factors such as the weakening of wafer prices, we shall continue our aggressive injection of resources into the 300 mm silicon wafer business as it is anticipated that demand will continue to expand, with a focus on 300 mm wafers over the medium to long term. In addition, we shall focus on cultivating new areas of business by rapidly bolstering the production scale and profitability of the business of the silicon wafers for use in solar energy cells, for which the market is forecast to expand rapidly.

(3) Issues to be dealt with by SUMCO

From this point forward, the SUMCO group will further strengthen its competitive edge through the steady and smooth implementation of the following measures and policies.

1. Injection of management resources into 300 mm wafer business

We shall fulfill our stable supply responsibilities as the major supplier in the 300 mm silicon wafer market in order to meet the increasing demand from customers for these wafers, which is expected to trend upwards over the mid-term

SUMCO Group will raise its production capacity for 300 mm silicon wafers to 1.66 million units per month by the end of March 2010. Additional output of 200,000 wafers a month will be made possible through enhancement of the manufacturing and ancillary facilities at Kyushu Plant (Imari), where the production facilities have already been prepared.

2. Silicon wafers for use in solar energy cells

For the business of the silicon wafers for use in solar energy cells, we last year decided to construct a new plant in Imari City, Saga Prefecture (investment amount: 14,500 million yen, commencement of operations: spring, 2009). We shall explore all possible means to pursue this plan and work to accelerate the timetable through the early procurement of raw materials.

3. Further strengthening of the SUMCO group management system

Aiming at reinforcing the overall strength of the SUMCO group, we have been achieving steady results in effecting cost reductions, such as through efficiencies made in the procurement of materials and productivity improvements gained by promoting the realignment of the system designed to realize early synergies with our consolidated subsidiary, SUMCO TECHXIV Corporation. From this point forward, we shall devote ourselves to dramatically enhancing the strength of the enterprise by organizing a framework enabling us to strengthen the research and development system to a great extent, key elements of which include consolidating our research and development wings in Imari (scheduled to take place during 2008) and streamlining all our operating territories from a manufacturing, sales and administrative perspective.

4. Avoidance of risks associated with business continuity

The SUMCO group has been implementing necessary measures, such as realignment of organizational systems and regulations, to insure against risk to general business continuance. We intend to maintain our focus on the creation of a strong and efficient supply chain and uninterrupted continuity of plant operation while also taking measures to minimize the effects of risks arising from natural disasters, accidents and the like.

5. Tightening of corporate governance

The SUMCO group recognizes that tightening of corporate governance is an essential management issue and will implement policies and measures to enhance management supervision, ensure effective business execution by directors, and improve group governance. Through implementation of such policies and measures, we will continue to ensure transparency and fairness in timely management decision-making and business execution. We shall also make every effort to ensure timely and appropriate disclosure of information in order to enhance management transparency.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Previous Fiscal Year (Year ended January 31, 2007)		Current Fiscal Year (Year ended January 31, 2008)		Change From Previous Year End
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Assets)					
I Current assets					
1. Cash and time deposits	38,005		21,255		△16,749
2. Notes receivable and account receivable	91,950		88,551		△3,398
3. Securities	−		37,500		37,500
4. Inventories	65,382		74,559		9,177
5. Deferred income tax assets	11,956		8,582		△3,374
6. Others	9,388		6,341		△3,046
7. Allowance for doubtful accounts	△84		△89		△4
Total current assets	216,598	37.4	236,701	33.3	20,103
II Fixed assets					
1. Tangible fixed assets					
(1) Buildings and structures	90,134		107,815		17,681
(2) Machinery and transport equipment	157,908		191,773		33,864
(3) Tools, appliances and furniture	1,895		2,205		310
(4) Land	20,937		21,371		433
(5) Construction in progress	35,834		78,860		43,025
Total tangible fixed assets	306,711	53.0	402,026	56.6	95,315
2. Intangible fixed assets					
(1) Consolidated reconciliation account	32,992		−		△32,992
(2) Goodwill	−		30,457		30,457
(3) Software	5,277		5,373		96
(4) Others	555		295		△260
Total intangible fixed assets	38,825	6.7	36,127	5.1	△2,698
3. Investments and other assets					
(1) Investment securities	2,411		1,574		△836
(2) Long-term prepaid expenses	175		3,463		3,288
(3) Deferred income tax assets	10,014		14,817		4,802
(4) Others	4,122		15,785		11,663
(5) Allowance for doubtful accounts	△4		△2		2
Total investments and other assets	16,719	2.9	35,639	5.0	18,920
Total fixed assets	362,256	62.6	473,793	66.7	111,537
Total assets	578,854	100.0	710,495	100.0	131,641

	Previous Fiscal Year (Year ended January 31, 2007)		Current Fiscal Year (Year ended January 31, 2008)		Change From Previous Year End
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Liabilities)					
I Current liabilities					
1. Notes payable and accounts payable	34,807		38,571		3,763
2. Short-term borrowings	81,372		69,315		△12,056
3. Current portion of capital lease accounts payable	1,161		1,472		310
4. Income taxes, etc. payable	5,848		39,890		34,041
5. .Allowance for employee bonuses	7,178		11,089		3,910
6. Allowance for directors' bonuses	79		111		31
7. Facilities related notes payable and accounts payable	37,202		53,605		16,402
8. Others	11,408		13,527		2,118
Total current liabilities	179,059	31.0	227,581	32.0	48,522
II Fixed liabilities					
1 . Long-term borrowings	48,187		38,138		△10,048
2 . Capital lease accounts payable	5,528		5,263		△264
3 . Deferred income tax liabilities	333		196		△137
4 . Deferred tax liabilities for land evaluation	1,784		1,784		—
5 . Allowance for employee retirement benefits	15,063		15,841		778
6 . Allowance for directors' retirement bonuses	365		356		△8
7. Others	1,213		5,821		4,607
Total fixed liabilities	72,476	12.5	67,402	9.5	△5,073
Total liabilities	251,536	43.5	294,984	41.5	43,448

	Previous Fiscal Year (Year ended January 31, 2007)		Current Fiscal Year (Year ended January 31, 2008)		Change From Previous Year End
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Net assets)					
I Shareholders' equity					
1. Capital	114,107	19.7	114,107	16.1	—
2. Capital surplus	78,310	13.5	78,310	11.0	—
3. Retained earnings	99,115	17.1	166,246	23.4	67,131
4. Treasury stock	△0	△0.0	△2	△0.0	△1
Total shareholders' equity	291,532	50.3	358,661	50.5	67,129
II Variance of valuation/translation etc					
1. Net unrealized gain on available-for-sale securities	49	0.0	△37	△0.0	△86
2. Gains and losses of deferred hedge	△103	△0.0	△2	△0.0	101
3. Revaluation reserve for land	2,252	0.3	2,252	0.3	—
4. Foreign currency translation adjustments	△1,437	△0.2	△2,276	△0.3	△839
Total variance of valuation/translation etc.	760	0.1	△63	△0.0	△823
III Minority interests	35,025	6.1	56,913	8.0	21,887
Total net assets	327,318	56.5	415,510	58.5	88,192
Total liabilities and net assets	578,854	100.0	710,495	100.0	131,641

(2) Consolidated Statements of Income

Category	Previous Fiscal Year (Year ended January 31, 2007) Amount (million yen)	Previous Fiscal Year Composition Ratio (%)	Current Fiscal Year (Year ended January 31, 2008) Amount (million yen)	Current Fiscal Year Composition Ratio (%)	Change From Previous Year Amount (million yen)
I Net sales	319,385	100.0	474,951	100.0	155,565
II Cost of sales	204,269	64.0	287,826	60.6	83,557
Gross profit	115,115	36.0	187,124	39.4	72,008
III Selling, general and administrative expenses	30,725	9.6	46,738	9.8	16,013
Operating profit	84,390	26.4	140,385	29.6	55,995
IV Non-operating profit	(638)	(0.2)	(1,623)	(0.3)	(984)
1. Interest and dividends income	209		329		119
2 Others	428		1,293		865
V Non-operating expense	(9,192)	(2.9)	(8,980)	(1.9)	(△212)
1. Interest expense	3,148		2,602		△546
2. Foreign-exchange loss	1,302		1,959		657
3. Loss on revaluation of investments in securities	—		1,108		1,108
4. Others	4,742		3,310		△1,432
Ordinary profit	75,835	23.7	133,028	28.0	57,193
VI Extraordinary loss	—	—	(2,149)	(0.4)	(2,149)
1. Loss on closure of affiliated company	—		2,149		2,149
Net income before taxes and interest	75,835	23.7	130,879	27.6	55,043
Corporate income tax, local resident tax and business tax	5,081		43,698		38,616
Adjustment of corporate income tax, etc	△4,396		△1,105		3,291
Minority interest	3,099		13,406		10,306
Net income	72,051	22.6	74,879	15.8	2,828

(3) Consolidated Statement of Change in net assets

Consolidated Statement of Change in net assets
Previous Fiscal Year (From February 1, 2006 to January 31, 2007)

(million yen)

	Shareholders' Equity				
	Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of January 31, 2006	82,173	46,376	32,486	△0	161,036
Changes during consolidated fiscal year					
Issuance of new shares	31,933	31,933			63,867
Dividends from surplus (Note)			△2,393		△2,393
Dividends from surplus			△2,992		△2,992
Bonus to directors (Note)			△35		△35
Net income			72,051		72,051
Acquisition of treasury stock				△0	△0
Changes (net) in items other than shareholders' equity during consolidated fiscal year					
Total changes during consolidated fiscal year	31,933	31,933	66,629	△0	130,495
Balance as of January 31, 2007	114,107	78,310	99,115	△0	291,532

(million yen)

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Foreign Currency Translation Adjustment	Total Valuation and Translation Adjustments		
Balance as of January 31, 2006	46	—	2,252	△1,656	643	170	161,850
Changes during consolidated fiscal year							
Issuance of new shares							63,867
Dividends from surplus (Note)							△2,393
Dividends from surplus							△2,992
Bonus to directors (Note)							△35
Net income							72,051
Acquisition of treasury stock							△0
Changes (net) in items other than shareholders' equity during consolidated fiscal year	2	△103	—	218	116	34,855	34,972
Total changes during consolidated fiscal year	2	△103	—	218	116	34,855	165,467
Balance as of January 31, 2007	49	△103	2,252	△1,437	760	35,025	327,318

(Note) The above are the item of profit appropriate as at the time of ordinary general meeting of shareholders held in April 2006

Current Fiscal Year (From February 1, 2007 to January 31, 2008) (million yen)

	Shareholders' Equity				
	Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of January 31, 2007	114,107	78,310	99,115	△0	291,532
Changes during consolidated fiscal year					
Dividends from surplus			△10,175		△10,175
Net income			74,879		74,879
Gain on change in equity			2,427		2,427
Acquisition of treasury stock				△1	△1
Changes (net) in items other than shareholders' equity during consolidated fiscal year					
Total changes during consolidated fiscal year	–	–	67,131	△1	67,129
Balance as of January 31, 2008 (million yen)	114,107	78,310	166,246	△2	358,661

(million yen)

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Foreign Currency Translation Adjustment	Total Valuation and Translation Adjustments		
Balance as of January 31, 2007	49	△103	2,252	△1,437	760	35,025	327,318
Changes during consolidated fiscal year							
Dividends from surplus							△10,175
Net income							74,879
Gain on change in equity							2,427
Acquisition of treasury stock							△1
Changes (net) in items other than shareholders' equity during consolidated fiscal year	△86	101	–	△839	△823	21,887	21,063
Total changes during consolidated fiscal year	△86	101	–	△839	△823	21,887	88,192
Balance as of January 31, 2008 (million yen)	△37	△2	2,252	△2,276	△63	56,913	415,510

(4) Consolidated Statements of Cash Flows

Category	Previous Fiscal Year (From February 1, 2006 to January 31, 2007) Amount (million yen)	Current Fiscal Year (From February 1, 2007 to January 31, 2008) Amount (million yen)	Change From Previous Year Amount (million yen)
I Cash flows from operating activities			
Net income before income taxes and interest	75,835	130,879	55,043
Depreciation and amortization	44,150	66,317	22,166
Depreciation of consolidated reconciliation account	1,368	–	△1,368
Amortization of goodwill	–	2,317	2,317
Interest and dividend received	△209	△329	△119
Interest paid	3,148	2,602	△546
Increase or decrease in sales receivables (increase is shown with △)	△19,306	2,856	22,162
Increase or decrease in inventories (increase is shown with △)	△8,636	△9,894	△1,258
Increase or decrease in purchase liabilities (decrease is shown with △)	2,614	4,405	1,791
Others	△1,079	2,486	3,566
Sub total	97,884	201,640	103,755
Interest and dividends income	211	328	117
Interest paid	△3,187	△2,724	462
Corporate income tax, etc. paid	△11,744	△10,727	1,017
Net cash provided by operating activities	83,164	188,516	105,352
II Cash flows from investing activities			
Expenditure on acquisition of tangible and intangible fixed assets	△72,217	△148,781	△76,563
Expenditures for acquisition of shares of subsidiaries associated with change in scope of consolidation	△35,893	–	35,893
Others	6,656	△449	△7,106
Net cash used in investing activities	△101,455	△149,230	△47,775
III Cash flows from financing activities			
Net increase/decrease in short-term borrowings (decrease is shown with △)	△3,222	△1,892	1,329
Revenue from long-term borrowings	4,764	4,200	△564
Expenditure on repayment of long-term borrowings	△31,221	△23,894	7,327
Revenue from sale of property based on capital lease contracts	–	1,545	1,545
Expenditure on repayments of long-term payable for capital lease	△3,717	△1,209	2,508
Revenue from capital increase	63,867	–	△63,867
Revenue from capital increase of consolidated subsidiaries	–	13,649	13,649
Expenditure on acquisition of treasury stock	△0	△1	△1
Cash dividend paid	△5,386	△10,175	△4,789
Cash dividends paid to minority shareholders	△241	△927	△685
Net cash provided by (used in) financing activities	24,841	△18,705	△43,547
IV Conversion difference of cash and cash equivalents	301	170	△131
V Increase or (decrease) in cash and cash equivalents (decrease is shown with △)	6,852	20,750	13,897
VI Cash and cash equivalents at beginning of year	30,152	37,005	6,852
VII Cash and cash equivalents at end of period	37,005	57,755	20,750

Basic Matters of Importance for Preparing Consolidated Financial Statements

1. Scope of consolidation
 (1) Number of consolidated subsidiaries: 19
 Names of major consolidated subsidiaries
 SUMCO TECHXIV CORPORATION
 Japan Super Quartz Corporation
 SUMCO Solar Corporation
 SUMCO Phoenix Corporation
 SUMCO USA Sales Corporation
 SUMCO Europe Sales Plc
 PT. SUMCO Indonesia
 FORMOSA SUMCO TECHNOLOGY CORPORATION

 (2) Number of non-consolidated subsidiaries: 5
 All of these non-consolidated subsidiaries are exempt, as they are small in scale and none of their total gross assets, sales, net income (amounts proportional to SUMCO' s interests) and retained earnings (amounts proportional to SUMCO' s interests) will significantly affect the consolidated financial statements.

2. Application of the equity method
 We do not have any unconsolidated subsidiary or affiliate company to which the equity method is applied.
 The number of unconsolidated subsidiaries and affiliate companies to which the equity method is not applied is five. All five companies are exempt from application as their influences on net income (appropriate amount to equity) and their combined retained earnings (appropriate amount to equity) are minor, and basically insignificant as a whole.

3. Consolidated subsidiaries' business year, etc.
 The balance sheet date of the twelve overseas consolidated subsidiaries is December 31, which is different from the date used in the consolidated accounting.
 Financial data as of the above balance sheet date is used for the preparation of consolidated financial statements for those companies. However, necessary adjustments required for consolidation are made to data relating to business transactions of significance that have taken place between the two balance sheet dates.

4. Standards for accounting treatment
 (1) Standards for and method of evaluation of major assets
 (a) Securities
 Other securities
 Securities with market value
 We employ the market value method (using the "all included directly in capital" method of accounting for valuation differences, and working out the cost by the "moving average cost" method) based on the market price at the balance sheet date, etc.
 Securities without market value
 We mainly employ the cost method based on the "moving average cost" method.
 (b) Derivatives
 Market value method
 (c) Inventories
 We mainly employ the cost method based on the periodic average method.

 (2) Method of depreciation of major depreciable assets
 (a) Property, plant and equipment
 SUMCO and its consolidated domestic subsidiaries mainly employ the straight-line method for buildings and the constant percentage method for other fixed assets.
 Service life for buildings and structures is set at 31 years and for machinery and transport equipment at 7 years.
 (b) Intangible fixed assets
 As for software, we employ the straight-line method based on the usable period (5 years) set within the company.

 (3) Standard for provision of major allowances
 (a) Allowance for doubtful debt
 In anticipation of potential losses from doubtful debts, the estimated irrecoverable amount is provided in accordance with the loan loss ratio for general debts and through the individual examination of recoverability for particular debts such as doubtful debts.
 (b) Allowance for employee bonuses
 At SUMCO and its consolidated domestic subsidiaries, allowance for employee bonuses is provided for payment of bonuses to employees in the amount of estimated bonuses, which is attributable to the current period.
 (c) Allowance for directors' bonuses
 To provide for bonuses to be paid to directors, the obligatory amount for the current consolidated accounting period is posted out of the estimated total annual amount of payment
 (d) Allowance for employee retirement benefits
 Allowance for employee retirement benefits is provided for payment of retirement benefits to employees in the amount deemed accrued at the current period, based on the projected retirement benefit obligation and the fair value of plan assets at the current fiscal year end.
 Past service liability is amortized from the time of accrual using the straight-line method over a fixed number of years (10 years) within the employees' average remaining service period at incurrence.
 Actuarial difference is amortized using the straight-line method over a fixed number of years (10 years) within the employees' average remaining service period at incurrence, commencing from the next fiscal year of incurrence.
 (e) Allowance for directors' retirement bonuses
 The amount payable at the period according to the company regulations is provided for payment of directors' retirement

bonuses.

(4) Standards for translation of major foreign currency-denominated assets and liabilities into Japanese yen

Values of assets and liabilities of foreign subsidiaries are translated into Japanese yen at the spot rates of foreign exchange markets on the closing dates of accounting for the respective companies, revenues and expenses are converted to Japanese yen at the average market rates during the periods. Translation differences are inclusively posted in the foreign exchange translation adjustment account, and minority interests are posted in the net assets section

(5) Accounting for major lease transactions

Financing leases of SUMCO and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for using the same method as operating leases.

(6) Major hedge accounting

(a) Method of hedge accounting

Deferred hedge processing is performed. Appropriation processing is adopted for foreign exchange contracts that meet the requirements for that method and special processing is adopted for interest-rate swaps that meet the requirements for special processing

(b) Hedging instrument and hedged item

Interest rate swaps are used to avert a risk of fluctuations in market interest rates for borrowed funds and the currency forward is used to avert a risk of currency fluctuations associated with anticipated transactions denominated in foreign currencies.

(c) Hedging policy

Based on our own risk management policy, we hedge against market interest rate risk and currency risk. As for market interest rate risk, we maintain the ratio of borrowings with fixed interest rates to total borrowings above a certain level. Also, we arrange currency forward contracts within the scope of anticipated sales.

(d) Method of assessment of effectiveness of hedges

In terms of hedging instruments and hedged items, we verify the effectiveness of the hedges based on individual transactions. However, the effectiveness assessment process is curtailed when important conditions such as the principal, interest rate, period and currency are identical in the hedging instrument and the hedged item as, in such a case, it is obvious that the particular hedge is highly effective.

(7) Other important matters for the preparation of consolidated financial statements

Accounting for consumption tax and other taxes

The tax exclusion method is adopted.

5. Matters concerning the evaluation of assets and liabilities of consolidated subsidiaries

The total assessment method by current value is adopted for the evaluation of assets and liabilities of consolidated subsidiaries.

6. Matters concerning amortization of goodwill and negative goodwill

Goodwill is evenly amortized over a period of between 15 and 20 years.

7. The scope of cash in the consolidated statements of cash flows

Cash and cash equivalents consist of cash in hand, deposits that can be withdrawn as needed, and short-term investments that are readily convertible into cash, being exposed only to an insignificant risk of changes in value, whose date of maturity or redemption is due within three months of the date of acquisition

<u>Changes in basic matters of importance for preparing consolidated financial statements</u>

[Changes in accounting procedures]

(Change in the standard for translation into Japanese yen for foreign subsidiaries)

Revenues and expenses of foreign subsidiaries have traditionally been translated into Japanese yen at spot exchange rates as of the respective companies' accounts closing dates; however, the method has been changed as of the current term, to conversion to Japanese yen at average market rates. The reason for the change is to more appropriately reflect business results in light of the significantly increased importance of revenues and expense of foreign subsidiaries associated with consolidation of income statements of certain foreign subsidiaries on a full-year basis from the current consolidated accounting period.

As a result, net sales rose by 3,153 million yen and operating profit, ordinary profit and current income before income taxes and minority interests increased by 532 million yen, 500 million yen and 566 million yen respectively in comparison with the figures derived using the convential accounting method.

The influence of this change on the figures for each segment is described in the relevant section.

(Change in depreciation method for tangible fixed assets)

As of the current fiscal year, SUMCO and our domestic consolidated subsidiaries have changed the depreciation method for tangible fixed assets acquired on or after April 1, 2007 based on the revised Corporation Tax Law and in accordance with revisions to that law ((Partial Amendment to the Income Tax Law , March 30, 2007, Law No.6) and (Partial Amendment to the Corporation Tax Enforcement Ordinance, March 30, 2007, Ordinance No. 83)).

As a result, operating profit, ordinary profit and current income before income taxes and minority interests all fell by 1,630 million yen in comparison with the figures derived using the convential accounting method.

The influence of this change on the figures for each segment is described in the relevant section.

[Change in method of representation]

(Consolidated Balance Sheets)

The item described as 'Consolidated Adjustment Account' for the previous consolidated fiscal year is and will be represented as 'Goodwill' as of the current consolidated fiscal year in accordance with amendments to regulations for consolidated financial statements.

Negotiable certificates of deposit included in 'Cash and time deposits' for the previous consolidated fiscal year is and will be shown as 'Securities' (37,500 million yen) as from the current consolidated fiscal year in accordance with amendments to accounting standards for financial instruments. Meanwhile, the value of negotiable certificates of deposit included in 'Cash and time deposits' for the previous consolidated fiscal year was 21,400 million yen.

(Consolidated Statements of Cash Flows)

The item described as 'Amortization Amount of Consolidated Adjustment Account' for the previous consolidated fiscal year is and will be represented as 'Amortization of goodwill' as of the current consolidated fiscal year in accordance with amendments to regulations for consolidated financial statements.

Notes

(Regarding consolidated balance sheets)

(unit million yen)

	Previous Fiscal Year (Year ended January 31, 2007)	Current Fiscal Year (Year ended January 31, 2008)
1. The following figures are for non-consolidated subsidiaries and affiliated companies.		
Investments and other assets		
Investment securities (Equity)	121	87
Others (Investment)	—	55
2. Accumulated depreciation of fixed assets	491,899	543,672
3. Hypothecated assets		
Buildings and structures	17,418	19,169
Machinery and transport equipment	26,306	38,287
Land	6,802	6,920
Corresponding liabilities		
Long-term borrowings	13,508	7,209
(Repayment scheduled within one year)	(6,299)	(2,204)
4. Contingent liability		
Debt guarantee		
SIMAX Corporation	57	—
Employees	2,110	1,942

5. Land revaluation

SUMCO carried out a revaluation of the land owned by the merged company for business use based on the Land Revaluation Law (March 31, 1998, Law No.34) and posted the tax equivalent amount on the relevant revaluation difference to the liabilities section as 'deferred tax liabilities related to revaluation', and at the same time posted the amount with the tax equivalent portion deducted to the net assets section as 'land revaluation difference'.

Method of revaluation	A revaluation was carried out with a reasonable adjustment made for the assessed value of fixed assets as stipulated in Paragraph 3 of Article 2 of the 'Enforcement Ordinance for the Land Revaluation Law (March 31, 1998, Ordinance No.119).	
Date of revaluation	March 31, 2000	
Difference between fair value of land at end of year of revaluation and book value after revaluation	△2,744	△2,975

(Regarding consolidated statements of income) (unit million yen)

	Previous Fiscal Year (From February 1, 2006 to January 31, 2007)	Current Fiscal Year (From February 1, 2007 to January 31, 2008)
1. Major items and amounts of selling, general and administrative expenses		
Delivery of products	3,450	5,387
Sales commission	3,954	4,416
Allowance for salaries and bonuses	6,163	8,886
Depreciation and amortization	621	921
Research and development	6,916	10,828
Lease/rental payment	809	1,239
Depreciation of consolidated reconciliation account	1,368	—
Amortization of goodwill	—	2,226
2. Details of the loss incurred from the closure of the affiliated company		
	-----------	This loss is related to the closure of the SUMCO France S.A.S. factory and consists of 1,272 million yen of premium severance pay, a writedown of 361 million yen for facilities and equipment, etc., 515 million yen of additional expenses and other costs.

(Regarding statement of variation for consolidated shareholders' equity)

Previous Fiscal Year (From February 1, 2006 to January 31, 2007)

1. Particulars concerning class and total number of issued shares and also class and number of treasury stocks

Class of shares outstanding	Number of shares during the previous fiscal year (thousands shares)	Increase in the number of shares during the current fiscal year (thousands shares)	Decrease in the number of shares during the current fiscal year (thousands shares)	Number of shares at the end of the current fiscal year (thousands shares)
Issued stocks				
Common stock (Note) 1	119,700	7,500	–	127,200
Total	119,700	7,500	–	127,200
Type of treasury stock				
Common stock (Note) 2	0	0	–	0
Total	0	0	–	0

(Note) 1. The increase in the number of outstanding shares of common stock by 7,500 thousand shares is due to a public stock offering and the allocation of new shares to third parties.

2. The increase in the number of treasury stocks and common stocks by 0 thousand is due to increased purchase of odd stocks

2. Matters concerning stock acquisition rights and treasury stock acquisition rights.

There is no applicable matter.

3. Particulars concerning dividends

(1) Dividends paid

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Dividend per Share (yen)	Record Date	Effective Date
April 27, 2006 Annual meeting of shareholders	Common stock	2,393	20.00	January 31, 2006	April 27, 2006
September 12, 2006 Meeting of Board of Directors	Common stock	2,992	25.00	July 31, 2006	October 10, 2006

(2) Dividends with the record date in the current fiscal year but the effective date for dividend distribution in the following fiscal year

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Resource of Dividends	Dividend Amount per Share (yen)	Record Date	Effective Date
April 26, 2007 Annual meeting of shareholders	Common stock	3,179	Retained earnings	25.00	January 31, 2007	April 27, 2007

Current fiscal year (From February 1, 2007 to January 31, 2008)

1. Particulars concerning class and total number of issued shares and also class and number of treasury stocks

Class of shares outstanding	Number of shares during the previous fiscal year (thousands shares)	Increase in the number of shares during the current fiscal year (thousands shares)	Decrease in the number of shares during the current fiscal year (thousands shares)	Number of shares at the end of the current fiscal year (thousands shares)
Issued stocks				
Common stock (Note) 1	127,200	127,200	–	254,400
Total	127,200	127,200	–	254,400
Type of treasury stock				
Common stock (Note) 2	0	0	–	0
Total	0	0	–	0

(Notes) 1. The increase of 127,200 thousand shares in the number of common stock is due to a 2-for-1 common stock split effective on February 1, 2007.

2. The 0 thousand increase in the number of own shares of the common stock is due to the 2 for 1 split of the common stock effected on February 1, 2007 as well as the purchase of odd stocks.

2. Matters concerning stock acquisition rights and treasury stock acquisition rights.

There is no applicable matter.

3. Particulars concerning dividends

(1) Dividends paid

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Dividend per Share (yen)	Record Date	Effective Date
April 26, 2007 Annual meeting of shareholders	Common stock	3,179	25.00	January 31, 2007	April 27, 2007
September 10, 2007 Meeting of Board of Directors	Common stock	6,995	27.50	July 31, 2007	October 10, 2007

(2) Dividends with the record date in the current fiscal year but the effective date for dividend distribution in the following fiscal year

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Resource of Dividends	Dividend Amount per Share (yen)	Record Date	Effective Date
April 25, 2008 Annual meeting of shareholders	Common stock	6,995	Retained earnings	27.50	January 31, 2008	April 28, 2008

4. Additional information

One of SUMCO's consolidated subsidiary companies, FORMOSA SUMCO TECHNOLOGY CORPORATION, carried out a capital increase through a public stock offering issued at the market price when listed on the Taiwan Stock Exchange in December, 2007. As this resulted in a large gain on change in equity, the relevant gain was added directly to retained earnings.

(Regarding consolidated statements of cash flows)

(million yen)

	Previous Fiscal Year (From February 1, 2006 to January 31, 2007)	Current Fiscal Year (From February 1, 2007 to January 31, 2008)
Relationship between cash and cash equivalents as of year-end balance and the amount and items indicated on the consolidated balance sheets		
Cash and Deposit Account	38,005	21,255
Term deposits with over three month maturity	△1,000	△1,000
Short-term investments (Securities due to mature within three months from dates of acquisition)	—	37,500
Cash and cash equivalents	37,005	57,755

Previous fiscal year (From February 1, 2006 to January 31, 2007)

Details on assets and liabilities of the newly consolidated subsidiary following a stock acquisition

The following are details on the assets and liabilities of the newly consolidated SUMCO TECHXIV Corporation and its subsidiaries at the initial stage of consolidation associated with the acquisition of corporate shares in SUMCO TECHXIV Corporation, and the relationship between the acquisition value of SUMCO TECHXIV Corporation and the cost (net amount) of the acquisition of SUMCO TECHXIV Corporation.

	(Million yen)
Current assets	47,429
Fixed assets	79,246
Current liabilities	△52,559
Fixed liabilities	△24,815
Minority interest	△13,907
Acquisition cost of corporate shares in SUMCO TECHXIV CORPORATION	37,490
Cash and cash equivalents of SUMCO TECHXIV CORPORATION	△1,596
Difference: Cost of acquisition of SUMCO TECHXIV CORPORATION	35,893

(Regarding securities)

1. Held-to-maturity bonds with market values

	Type	Previous Fiscal Year (Year ended January 31, 2007)			Current Fiscal Year (Year ended January 31, 2008)		
		Amount on the Consolidated Balance Sheet (million yen)	Market Value (million yen)	Balance (million yen)	Amount on the Consolidated Balance Sheet (million yen)	Market Value (million yen)	Balance (million yen)
With value on the consolidated balance sheet lower than acquisition cost	(1) Government bonds, municipal bonds, etc.	−	−	−	−	−	−
	(2) Corporate bonds	−	−	−	−	−	−
	(3) Others	−	−	−	500	499	△0
	Total	−	−	−	500	499	△0

2. Other securities with market value

	Type	Previous Fiscal Year (Year ended January 31, 2007)			Current Fiscal Year (Year ended January 31, 2008)		
		Acquisition Cost (million yen)	Amount on the Consolidated Balance Sheet (million yen)	Balance (million yen)	Acquisition Cost (million yen)	Amount on the Consolidated Balance Sheet (million yen)	Balance (million yen)
With value on the consolidated balance sheet higher than acquisition cost	(1) Stocks	1,912	2,014	101	6	23	17
	(2) Bonds						
	1) Government bonds, municipal bonds, etc.	−	−	−	−	−	−
	2) Corporate bonds	−	−	−	−	−	−
	3) Others	−	−	−	−	−	−
	(3) Others	−	−	−	−	−	−
	Sub total	1,912	2,014	101	6	23	17
With value on the consolidated balance sheet lower than acquisition cost	(1) Stocks	250	211	△39	1,059	905	△154
	(2) Bonds						
	1) Government bonds, municipal bonds, etc.	−	−	−	−	−	−
	2) Corporate bonds	−	−	−	−	−	−
	3) Others	−	−	−	−	−	−
	(3) Others	−	−	−	−	−	−
	Sub total	250	211	△39	1,059	905	△154
Total		2,163	2,226	62	1,066	928	△137

(Note) On other securities, impairment loss of 1,108 million yen is recorded for the current consolidated fiscal year (1,103 million yen for stocks with market values and 4 million yen for unlisted stocks)

3. Other securities sold during previous and current consolidated fiscal years

Previous Fiscal Year (From February 1, 2006 to January 31, 2007)			Current Fiscal Year (From February 1, 2007 to January 31, 2008)		
Total Value of Sales (million yen)	Total Gain on Sales (million yen)	Total Loss on Sales (million yen)	Total Value of Sales (million yen)	Total Gain on Sales (million yen)	Total Loss on Sales (million yen)
214	0	−	−	−	−

4. Major securities not marked to market

	Previous Fiscal Year (Year ended January 31, 2007)	Current Fiscal Year (Year ended January 31, 2008)
	Amount on the Consolidated Balance Sheet (million yen)	Amount on the Consolidated Balance Sheet (million yen)
(1) Stocks of subsidiaries and affiliates	121	87
(2) Other securities		
Negotiable deposits (Note)	—	37,500
Unlisted stocks	63	57

(Note) For details, please refer to 'Change in method of representation'.

5. Values of other securities with maturities and held-to-maturity bonds to be redeemed in the future

	Within 1 year (million yen)	Between 1 and 5 years (million yen)	Between 5 and 10 years (million yen)	Over 10 years (million yen)
1. Bonds				
(1) Others	—	500	—	—

(Regarding retirement benefits)

1. Outline of the retirement benefit scheme adopted

SUMCO and certain consolidated subsidiaries have established retirement lump-sum benefit and retirement pension plans as a retirement benefit scheme.

In addition, special severance payments may be paid to employees on retirement.

2. Retirement benefit obligations and details

		Previous Fiscal Year (Year ended January 31, 2007)	Current Fiscal Year (Year ended January 31, 2008)
(1)	Retirement benefit obligations (million yen)	△29,923	△31,862
(2)	Pension assets (million yen)	13,172	13,515
(3)	Unreserved retirement benefit obligations (1) + (2) (million yen)	△16,751	△18,347
(4)	Unrecognized actuarial loss (million yen)	862	1,814
(5)	Unrecognized prior service obligations (million yen)	825	691
(6)	Retirement benefit allowance (3) + (4) + (5) (million yen)	△15,063	△15,841

(Note) Certain consolidated subsidiaries have adopted the compendium method for the calculation of retirement benefit obligations

3. Retirement benefit cost details

		Previous Fiscal Year (From February 1, 2006 to January 31, 2007)	Current Fiscal Year (From February 1, 2007 to January 31, 2008)
(1)	Service costs (million yen)	1,863	2,313
(2)	Interest costs (million yen)	480	585
(3)	Expected return on plan assets (million yen)	△297	△322
(4)	Disposition of actuarial loss to costs	127	184
(5)	Disposition of prior service obligations to costs	133	133
(6)	Retirement benefit costs (1)+(2)+(3)+(4)+(5) (million yen)	2,308	2,895
		Previous Consolidated Fiscal Year (Note) 1. Retirement benefit costs of consolidated subsidiaries adopting the compendium method are posted to '(1) Service costs'.	Current Consolidated Fiscal Year (Notes) 1. In addition to the above retirement benefit costs, 1,272 million yen of premium retirement benefits have been included in the extraordinary loss 'loss on closure of affiliated company' on the consolidated statement of income. 2. Retirement benefit costs of consolidated subsidiaries adopting the compendium method are posted to '(1) Service costs'.

4. Matters concerning the basis for calculating retirement benefit obligations, etc.

	Previous Fiscal Year (Year ended January 31, 2007)	Current Fiscal Year (Year ended January 31, 2008)
Periodic distribution method for anticipated cost of retirement benefits	Periodic flat-rate basis	Periodic flat-rate basis
Discount rate	2.0%	2.0%
Rate of expected return on plan assets	2.5%	2.5%
Number of processing years for prior service obligations	10 years	10 years
Number of processing years for actuarial calculation of loss	10 years	10 years

(Regarding deferred tax accounting)

Previous Fiscal Year (Year ended January 31, 2007)

1. Details on main causes of deferred income tax assets and deferred tax liabilities

Deferred income tax assets	
Loss carried forward for tax	22,258 million yen
Excess depreciation	4,516
Allowance for employee retirement benefits	5,777
Allowance for employee bonuses	2,643
Others	6,078
Deferred income tax assets Sub-total	41,274 million yen
Allowance account	△17,975
Deferred income tax assets Total	23,298 million yen
Deferred tax liabilities	
Stocks of subsidiaries	△1,114 million yen
Others	△546
Deferred tax liabilities Total	△1,661 million yen
Net deferred income tax assets (liabilities)	21,636 million yen
Deferred tax liabilities on revaluation	△1,784 million yen

2. Details on main items caused a difference between the legal effective tax rate and the contribution rate for corporation tax, etc., after the application of deferred tax accounting

Legal effective tax rate	40.1%
(Adjustment)	
Items not permanently qualified for deduction such as entertainment expenses	0.2
Amortization of consolidation goodwill	0.7
Allowance account	△38.6
Tax credit	△1.0
Others	△0.5
Contribution rate for corporation tax, etc., after the application of deferred tax accounting	0.9%

Current Fiscal Year (Year ended January 31, 2008)

1. Details on main causes of deferred income tax assets and deferred tax liabilities

Deferred income tax assets	
Loss carried forward for tax	12,809 million yen
Allowance for employee retirement benefits	6,152
Excess depreciation	4,188
Allowance for employee bonuses	3,987
Taiwan tax investment allowance	3,745
Business tax payable	3,044
Others	5,454
Deferred income tax assets Sub-total	39,381 million yen
Allowance account	△15,383
Deferred income tax assets Total	23,998 million yen
Deferred tax liabilities	
Stocks of subsidiaries	△1,114 million yen
Others	△355
Deferred tax liabilities Total	△1,470 million yen
Net deferred income tax assets (liabilities)	22,527 million yen
Deferred tax liabilities on revaluation	△1,784 million yen

2. Details on main items caused a difference between the legal effective tax rate and the contribution rate for corporation tax, etc., after the application of deferred tax accounting

Legal effective tax rate	40.1%
(Adjustment)	
Items not permanently qualified for deduction such as entertainment expenses	0.1
Amortization of goodwill	0.7
Allowance account	△1.0
Tax credit	△5.5
Others	△1.9
Contribution rate for corporation tax, etc., after the application of deferred tax accounting	32.5%

(Omission Disclosure)

Disclosure is omitted for notes regarding leases, transactions with related parties and derivative trading in consideration that the necessity of its disclosure is low.

(Segment information)

1. Segment information by type of business
The business of the SUMCO Group concentrates on "high-purity silicon", i.e. a single segment, in the previous consolidated period (from February 1, 2006 to January 31, 2007) and in the current consolidated fiscal year (from February 1, 2007 to January 31, 2008). Therefore, this section is not applicable for our situation.

2. Geographic segment information

Previous Consolidated Fiscal Year (From February 1, 2006 to January 31, 2007)

	Japan (million yen)	North America (million yen)	Others (million yen)	Total (million yen)	Elimination or Corporate (million yen)	Consolidated (million yen)
I. Sales and operating profit/loss						
Sales						
(1) Sales to external customers	237,591	53,504	28,289	319,385	−	319,385
(2) Intersegment sales or transfers	76,632	16,556	8,345	101,534	△101,534	−
Total	314,223	70,061	36,635	420,920	△101,534	319,385
Operating expense	228,619	67,422	33,622	329,665	△94,669	234,995
Operating profit (or loss)	85,603	2,638	3,012	91,255	△6,864	84,390
II. Assets	486,656	45,151	64,057	595,866	△17,011	578,854

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas other than Japan is as follows:
(1) North America USA
(2) Others UK, France, Belgium, Indonesia, Taiwan
3. The amount of operating expense that cannot be allocated and is included in "Elimination or Corporate" is 5,714 million yen. Its major component is R & D expenses.
4. The amount of asset that is corporate asset and is included in "Elimination or Corporate" is 33,014 million yen. Its major components are cash and deposit.
5. The 'accounting standard concerning bonuses to directors and corporate auditors' (November 29, 2005, Corporate Accounting Standards No.4) is and will be applied as from the current consolidated fiscal year. In Japan, this has led to an increase of 79 million yen in operating expenses and a decrease of 79 million yen in operating profit for the current fiscal year in comparison with the figures that would have been calculated if the same standard as that used for the previous consolidated fiscal year had been applied.

Current Consolidated Fiscal Year (From February 1, 2007 to January 31, 2008)

	Japan (million yen)	North America (million yen)	Asia (million yen)	Europe (million yen)	Total (million yen)	Elimination or Corporate (million yen)	Consolidated (million yen)
I. Sales and operating profit/loss							
Sales							
(1) Sales to external customers	359,347	57,171	32,715	25,716	474,951	−	474,951
(2) Intersegment sales or transfers	98,036	20,264	10,486	1,401	130,188	△130,188	−
Total	457,383	77,436	43,201	27,118	605,140	△130,188	474,951
Operating expense	322,904	71,100	32,215	27,322	453,543	△118,977	334,565
Operating profit (or loss)	134,479	6,335	10,986	△204	151,596	△11,210	140,385
II. Assets	573,842	43,602	80,904	8,904	707,254	3,241	710,495

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas other than Japan is as follows:
(1) North America USA
(2) Asia Indonesia, Singapore, Taiwan

(3) Europe UK, France, Belgium

Asia and Europe, which have previously been classified in 'Others', will be shown separately from the current consolidated fiscal year in view of their increasing importance.

The following amounts were included in the 'Others' category for Asia and Europe in the previous consolidated fiscal year.

Previous Consolidated Fiscal Year (From February 1, 2006 to January 31, 2007)

	Asia (million yen)	Europe (million yen)
I. Sales and operating profit/loss		
Sales		
(1) Sales to external customers	4,502	23,786
(2) Intersegment sales or transfers	6,956	1,389
Total	11,458	25,176
Operating expense	8,056	25,566
Operating profit (or loss)	3,402	△389
II. Assets	53,581	10,476

3. The amount of operating expense that cannot be allocated and is included in "Elimination or corporate" is 11,936 million yen. Its major component is R & D expenses.
4. The amount of asset that is corporate asset and is included in "Elimination or Corporate" is 44,795 million yen. Its major components are cash, deposit and securities.
5. Change in accounting policy

(Change in the standard for translation into Japanese yen for foreign subsidiaries)

As described in 'Changes in basic matters of importance for preparing consolidated financial statements', the conversion standard for revenues and expenses of overseas subsidiaries has been changed from the current consolidated fiscal year. Based on these changes, in comparison with the figures derived using the convential accounting method, net sales increased by 2,424 million yen in North America, 1,164 million yen in Asia and 305 million yen in Europe, while 'Elimination or Corporate' decreased by 741 million yen. In addition, operating profits increased by 224 million yen in North America, 212 million yen in Asia, 5 million yen in Europe and 90 million yen for 'Elimination or Corporate'. The change in accounting policy had no influence on segment information for Japan.

(Change in depreciation method for tangible fixed assets)

As described in 'Changes in basic matters of importance for preparing consolidated financial statements', the depreciation method for tangible fixed assets acquired on or after April 1, 2007 has been changed from the current consolidated fiscal year based on the revised Corporation Tax Law and in accordance with revisions to that law (see the Partial Amendment to the Income Tax Law (Law No.6 dated March 30, 2007) and the Partial Amendment to the Corporation Tax Enforcement Ordinance (Ordinance No.83 dated March 30, 2007)). As a result of this change, both operating profit and assets for Japan fell by 1,630 million yen in comparison with the figures derived using the convential accounting method. Meanwhile, the change in depreciation method is no influence on segment information for regions other than Japan.

3. Overseas sales

Previous Consolidated Fiscal Year (From February 1, 2006 to January 31, 2007)

	North America	Asia	Europe and others	Total
I Overseas sales (million yen)	52,335	105,470	28,285	186,090
II Consolidated sales (million yen)	–	–	–	319,385
III Ratio of overseas sales to consolidated sales (%)	16.4	33.0	8.9	58.3

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas is as follows:
(1) North America USA and others
(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.
(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.
3. 'Overseas sales' means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan.

Current Consolidated Fiscal Year (From February 1, 2007 to January 31, 2008)

	North America	Asia	Europe and others	Total
I Overseas sales (million yen)	72,622	190,773	32,558	295,955
II Consolidated sales (million yen)	–	–	–	474,951
III Ratio of overseas sales to consolidated sales (%)	15.3	40.2	6.8	62.3

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas is as follows:
(1) North America USA and others
(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.
(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.
3. 'Overseas sales' means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan.
4. Change in accounting policy

(Change in the standard for translation into Japanese yen for foreign subsidiaries)

As described in 'Changes in basic matters of importance for preparing consolidated financial statements', the conversion standard for revenues and expenses of overseas subsidiaries has been changed from the current consolidated fiscal year. As a result of this change, overseas net sales increased by 1,680 million yen for North America, 906 million yen for Asia and 400 million yen for Europe and other regions in comparison with the figures derived using the conventional method.

(Per-share information)

Previous Fiscal Year (From February 1, 2006 to January 31, 2007)	Current Fiscal Year (From February 1, 2007 to January 31, 2008)
Net assets per share 2,297.90 yen Current net income per share 597.66 yen Current net income per diluted share (after adjustment of latent shares) is not described as no such shares exist.	Net assets per share 1,409.59 yen Current net income per share 294.34 yen Current net income per diluted share (after adjustment of latent shares) is not described as no such shares exist. SUMCO carried out a 2-for-1 stock split on February 1, 2007. On the assumption that the relevant stock split was implemented at the beginning of the previous fiscal year, the following are the per-share information for the two respective items. (Previous consolidated fiscal year) Net assets per share 1,148.95 yen Current net income per share 298.83 yen

(Note) The following is the basis for calculation of current net income per share.

	Previous Consolidated Fiscal Year (From February 1, 2006 to January 31, 2007)	Current Consolidated Fiscal Year (From February 1, 2007 to January 31, 2008)
Net income (million yen)	72,051	74,879
Amount not belonging to common shareholders (million yen) (Of the above, bonuses to directors through appropriation of income)	— (—)	— (—)
Current net income for common stock (million yen)	72,051	74,879
Average number of shares during the fiscal year (shares)	120,555,950	254,399,448
Summary of residual securities not included in calculation of current net income per share after adjusting residual securities due to lack of dilutive effect	—	—

5. Non-consolidated Financial Statements

(1) Balance Sheets

Category	End of Previous Fiscal Year (January 31, 2007) Amount (million yen)	Composition Ratio (%)	End of Current Fiscal Year (January 31, 2008) Amount (million yen)	Composition Ratio (%)	Change from Previous Year-end Amount (million yen)
(Assets)					
I Current assets					
1. Cash and time deposits	31,810		6,933		△24,877
2. Notes receivable and accounts receivable	76,588		65,884		△10,703
3. Securities	—		36,000		36,000
4. Inventories	30,757		38,417		7,660
5. Deferred income tax assets	10,590		6,569		△4,021
6. Short-term loans	2,193		1,860		△332
7. Others	6,645		4,438		△2,207
8. Allowance for doubtful accounts	—		△1,783		△1,783
Total current assets	158,585	36.2	158,320	30.9	△264
II Fixed assets					
1. Tangible fixed assets					
(1) Buildings	59,270		75,494		16,224
(2) Structures	2,304		2,377		73
(3) Machinery	102,822		120,998		18,175
(4) Motor vehicles and transport equipment	142		152		10
(5) Tools, appliances and furniture	803		881		78
(6) Land	15,019		15,581		561
(7) Construction in progress	21,577		54,605		33,028
Total tangible fixed assets	201,939	46.0	270,091	52.7	68,152
2. Intangible fixed assets					
(1) Software	4,083		3,602		△480
(2) Others	102		94		△7
Total intangible fixed assets	4,185	1.0	3,697	0.7	△488
3. Investments and other assets					
(1) Investment securities	2,019		1,331		△687
(2) Stocks of affiliated companies	62,085		61,234		△850
(3) Investments of affiliated companies	—		55		55
(4) Long-term loans	3,032		22		△3,010
(5) Long-term prepaid expenses	33		3,287		3,254
(6) Long-term advances	—		9,679		9,679
(7) Deferred income tax assets	3,348		4,236		888
(8) Others	3,344		851		△2,493
Total investments and other assets	73,862	16.8	80,697	15.7	6,835
Total fixed assets	279,987	63.8	354,486	69.1	74,499
Total assets	438,572	100.0	512,807	100.0	74,234

Category	End of Previous Fiscal Year (January 31, 2007)		End of Current Fiscal Year (January 31, 2008)		Change from Previous Year-end
	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Liabilities)					
I Current liabilities					
1. Accounts payable	23,679		26,024		2,344
2. Short-term borrowings	50,732		34,146		△16,585
3. Accrued liabilities and accrued expenses	4,070		4,851		781
4. Income taxes, etc. payable	121		33,774		33,652
5. Allowance for employee bonuses	5,165		8,568		3,402
6. Allowance for directors bonuses	79		101		21
7. Facilities related notes payable and accounts payable	29,177		35,354		6,177
8. Others	721		132		△589
Total current liabilities	113,748	26.0	142,953	27.8	29,204
II Fixed liabilities					
1. Long-term borrowings	27,202		20,755		△6,446
2. Deferred tax liabilities for land evaluation	1,784		1,784		—
3. Allowance for employee retirement benefits	9,805		10,133		328
4. Allowance for directors' retirement bonuses	310		310		—
5. Others	39		4,791		4,751
Total fixed liabilities	39,142	8.9	37,775	7.4	△1,366
Total liabilities	152,890	34.9	180,728	35.2	27,837

	End of Previous Fiscal Year (January 31, 2007)		End of Current Fiscal Year (January 31, 2008)		Change from Previous Year-end
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Net assets)					
Ⅰ Shareholders' equity					
1. Capital	114,107	26.0	114,107	22.3	–
2. Capital surplus					
(1) Capital reserves	78,310		78,310		–
Total capital surplus	78,310	17.8	78,310	15.3	–
3. Retained earnings					
(1) Other retained earnings					
Retained earnings carried forward	91,041		137,409		46,367
Total retained earnings	91,041	20.8	137,409	26.7	46,367
4. Treasury stock	△0	△0.0	△2	△0.0	△1
Total shareholders' equity	283,457	64.6	329,823	64.3	46,366
Ⅱ Variance of valuation/translation etc					
1. Net unrealized gain on available-for-sale securities	61	0.0	10	0.0	△50
2. Gains and losses of deferred hedge	△89	△0.0	△8	△0.0	81
3. Revaluation reserve for land	2,252	0.5	2,252	0.5	–
Total variance of valuation/translation etc.	2,223	0.5	2,254	0.5	30
Total net assets	285,681	65.1	332,078	64.8	46,396
Total liabilities and net assets	438,572	100.0	512,807	100.0	74,234

(2) Statements of Income

	Previous Fiscal Year (From February 1, 2006 to January 31, 2007)		Current Fiscal Year (From February 1, 2007 to January 31, 2008)		Change from Previous Year-end
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
I Net sales	253,669	100.0	320,932	100.0	67,262
II Cost of sales	166,404	65.6	199,384	62.1	32,980
Gross profit	87,265	34.4	121,547	37.9	34,282
III Selling, general and administrative expenses	17,951	7.1	22,463	7.0	4,512
Operating profit	69,314	27.3	99,084	30.9	29,770
IV Non-operating profit	(854)	(0.3)	(1,598)	(0.5)	(744)
1. Interest and dividends income	648		1,193		545
2 Others	206		405		198
V Non-operating expenses	(7,114)	(2.7)	(5,310)	(1.7)	(△1,803)
1. Interest expense	2,034		1,221		△812
2. Loss on revaluation of investments in securities	—		1,103		1,103
3. Foreign-exchange losses	1,613		938		△675
4. Others	3,466		2,047		△1,419
Ordinary profit	63,054	24.9	95,372	29.7	32,318
VI Extraordinary losses	(3,507)	(1.4)	(2,715)	(0.8)	(△791)
1. Loss on closure of affiliated company	—		2,715		2,715
2. Loss from liquidation of affiliated company	3,507		—		△3,507
Net income before taxes and interest	59,547	23.5	92,656	28.9	33,109
Corporate income tax, local resident tax and business tax	36		33,000		32,963
Adjustment of corporate income tax, etc	△4,569		3,112		7,682
Net income	64,080	25.3	56,543	17.6	△7,536

(3) Statement of Change in net assets

Previous Fiscal Year (From February 1, 2006 to January 31, 2007) (million yen)

	Shareholders' Equity				
	Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
		Capital Reserves	Other Retained Earnings		
			Retained Earnings Carried Forward		
Balance as of January 31, 2006	82,173	46,376	32,374	△0	160,924
Changes during consolidated fiscal year					
Issuance of new shares	31,933	31,933			63,867
Dividends from surplus (Note)			△2,393		△2,393
Dividends from surplus			△2,992		△2,992
Bonus to directors (Note)			△27		△27
Net income			64,080		64,080
Acquisition of treasury stock				△0	△0
Changes (net) in items other than shareholders' equity during consolidated fiscal year					
Total changes during consolidated fiscal year	31,933	31,933	58,666	△0	122,533
Balance as of January 31, 2007	114,107	78,310	91,041	△0	283,457

(million yen)

	Valuation and Translation Adjustments				Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Total Valuation and Translation Adjustments	
Balance as of January 31, 2006	46	–	2,252	2,299	163,223
Changes during consolidated fiscal year					
Issuance of new shares					63,867
Dividends from surplus (Note)					△2,393
Dividends from surplus					△2,992
Bonus to directors (Note)					△27
Net income					64,080
Acquisition of treasury stock					△0
Changes (net) in items other than shareholders' equity during consolidated fiscal year	14	△89	–	△75	△75
Total changes during consolidated fiscal year	14	△89	–	△75	122,457
Balance as of January 31, 2007	61	△89	2,252	2,223	285,681

(Note) The above are the item of profit appropriate as at the time of ordinary general meeting of shareholders held in April 2006.

Current Fiscal Year (From February 1, 2007 to January 31, 2008) (million yen)

	Shareholders' Equity				
	Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
		Capital Reserves	Other retained Earnings / Retained Earnings Carried Forward		
Balance as of January 31, 2007	114,107	78,310	91,041	△0	283,457
Changes during consolidated fiscal year					
Dividends from surplus			△10,175		△10,175
Net income			56,543		56,543
Acquisition of treasury stock				△1	△1
Changes (net) in items other than shareholders' equity during consolidated fiscal year					
Total changes during consolidated fiscal year	–	–	46,367	△1	46,366
Balance as of January 31, 2008	114,107	78,310	137,409	△2	329,823

(million yen)

	Valuation and Translation Adjustments				Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Total Valuation and Translation Adjustments	
Balance as of January 31, 2007	61	△89	2,252	2,223	285,681
Changes during consolidated fiscal year					
Dividends from surplus					△10,175
Net income					56,543
Acquisition of treasury stock					△1
Changes (net) in items other than shareholders' equity during consolidated fiscal year	△50	81	–	30	30
Total changes during consolidated fiscal year	△50	81	–	30	46,396
Balance as of January 31, 2008	10	△8	2,252	2,254	332,078

6. Other matters

Changes in officers (scheduled to become effective on April 25, 2008)

Corporate Auditors

(1) Nominee for new Corporate Auditor

Corporate Auditor (part-time)	Kitaro Yosihda (Currently Representative Director and President of Sumitomo Metals (Kokura), Ltd.) (Note) Mr. Yoshida is a nominee for one of the outside corporate auditor posts.

(2) Corporate Auditor to resign

Corporate Auditor (part-time)	Osamu Nanri (Currently General Manager of the Internal Auditing Department of Sumitomo Metal Industries, Ltd.) (Note) Mr. Nanri is one of our current external corporate auditors.

Exhibit 2

(Translation)

March 6, 2008

To whom it may concern:

Company name:	SUMCO CORPORATION
(Code No:	3436: First Section of TSE)
Representative:	Kenjiro Shigematsu President and Representative Director
Contact:	Soichi Ishitoya General Manager of Public Relations & IR Dept.
(Telephone:	03-5444-3915)

Company name:	SUMCO TECHXIV CORPORATION
(Code No:	5977: Second Section of TSE)
Representative:	Takashi Abe President and Representative Director
Contact:	Mitsuo Yokokawa Director, Senior Executive Officer
(Telephone:	03-6858-0540)

Re. SUMCO TECHXIV CORPORATION Becoming a Wholly Owned Subsidiary Company of SUMCO CORPORATION through a Share Exchange

We are pleased to announce that SUMCO CORPORATION (hereinafter "SUMCO") and SUMCO TECHXIV CORPORATION (hereinafter "SUMCO TECHXIV") have resolved at each of their board of directors' meetings today to conduct a Share Exchange through which SUMCO TECHXIV will become a wholly owned subsidiary company of SUMCO (hereinafter the "Share Exchange") effective as of May 30, 2008, and the conclusion of a share exchange agreement.

As a result of the Share Exchange, shares of SUMCO TECHXIV's common stock listed on the Tokyo Stock Exchange, Inc. (hereinafter "Tokyo Stock Exchange") are scheduled to be de-listed on May 26, 2008.

1. Purpose of making SUMCO TECHXIV a wholly owned subsidiary company through the Share Exchange

(1) Purpose of the Share Exchange

On October 18, 2006, SUMCO acquired 51.00% of the issued and outstanding shares of SUMCO TECHXIV through a takeover bid. Both companies have shared strategies and pursued synergy in the silicon wafers business since then.

For instance, with respect to the 300mm wafers business for which demand is expected to increase over the mid to long term, the companies made substantial capital investments, with SUMCO's investment in SUMCO Imari Plant, and SUMCO TECHXIV's investments in the Nagasaki Facility and FORMOSA SUMCO TECHNOLOGY CORPORATION, a consolidated subsidiary company. Additionally, the companies also endeavored to optimize productivity and to expedite the launch of operations at new facilities, such as the mutual determination to supply monocrystalline ingots to the Nagasaki Facility from the Imari Plant. Furthermore, the companies have achieved certain progress in pursuing synergy such as the commencement of construction of a R&D facility in Imari for engineering staff of both companies in order to reinforce and streamline the R&D function, in addition to streamlining capital expenditure and procurement.

In order to meet the ever-increasing expectations of our customers, SUMCO determined that it is necessary to pursue integration even further. This determination led us to the conclusion today of a share exchange agreement whereby SUMCO TECHXIV becomes a wholly owned subsidiary company of SUMCO. After consummation of the Share Exchange, we as the new SUMCO group intend to utilize the human resources and technology of both companies in a timely and strategic manner by positioning SUMCO TECHXIV as a manufacturing subsidiary and integrating the sales and marketing and technology function to SUMCO quickly so as to adapt to the change in the environment that surrounds us. Once the systems of both companies are settled, we will start exploring the possibility of a merger.

SUMCO TECHXIV has been fiercely tackling the business challenges, since the consolidation with SUMCO as one of its subsidiaries in October 2006, by sharing the business strategy as a SUMCO group corporation in order to meet the expectation of our customers. Through such process, we SUMCO TECHXIV came to realize that tackling future business challenges with further integration with SUMCO should be essential for further growth. This led us to the conclusion of the share exchange agreement today. We consider that the increase of corporate value through the Share Exchange should benefit the shareholders of SUMCO TECHXIV.

By implementing the above measures, the SUMCO group intends to increase management mobility and utilize management resources in an even more effective manner so that both companies can achieve continuing growth for maximizing the corporate value.

(2) Possibility of de-listing and its reasons

As a result of the Share Exchange, SUMCO TECHXIV will become a wholly owned subsidiary company of SUMCO as of May 30, 2008, the effective day. Accordingly, the shares of SUMCO TECHXIV's common stock listed on the Tokyo Stock Exchange are scheduled to be de-listed on May 26, 2008 (the last trading day will be May 23, 2008). After the de-listing, the shares of SUMCO TECHXIV's common stock will not be traded on the Tokyo Stock Exchange.

(3) Reasons for seeking de-listing and alternative measures examined

As a result of SUMCO becoming the sole shareholder of SUMCO TECHXIV upon the Share Exchange, SUMCO TECHXIV's common stock is scheduled to be de-listed pursuant to the Share Delisting Rules, although the Share Exchange is not directly intended to de-list SUMCO TECHXIV's common stock. Since the shares of SUMCO's common stock which are to be allotted and delivered in exchange upon the Share Exchange are listed on the Tokyo Stock Exchange, they may be traded on the Tokyo Stock Exchange even after the Share Exchange. Therefore, we believe that liquidity of the shares is secured.

Any shareholder who will own any shares less than one unit (i.e., 100 shares) of SUMCO as a result of the Share Exchange will not be able to sell the shares of SUMCO on any exchange. However, such shareholder is eligible to request the purchase by SUMCO of his/her shares less than one unit. Details, such as the commencement of such purchase, will follow in the notice concerning the surrender of share certificates which is expected to be delivered in late April 2008. Further, in application of Articles 785 and 786 of the Company Act to protect the interests of minor shareholders of SUMCO TECHXIV in relation to the Share Exchange, shareholders of SUMCO TECHXIV may request that SUMCO TECHXIV purchase the shares from them. Each shareholder is encouraged to assume his/her own responsibility in determining if he/she should file the request and confirming the procedures, as the case may be.

(4) Measures to secure a fair ratio of the Share Exchange

In agreeing upon the ratio of the Share Exchange, in light of the fact stated above that 51.00% of the total issued and outstanding shares of SUMCO TECHXIV are owned by SUMCO, we agreed when we determined to implement the Share Exchange that each of us would obtain an evaluation from a third party independent from us, in order to secure the fairness and appropriateness of such ratio, as detailed in 2. (3) below. We referred to the results of such evaluation in examining the ratio of the Share Exchange and had mutual negotiations and discussions before we determined the Share Exchange on such ratio.

Please note that the results of evaluation by the third party evaluation institutions do not represent any opinion as to the fairness of the ratio for the Share Exchange.

(5) Measures to prevent conflict of interest

To prevent conflict of interest with minor shareholders, four directors of SUMCO who are also directors of SUMCO TECHXIV Takashi Abe, Yuichi Muramatsu, Yutaka Hirose and Yoshiaki Shida were excluded from the deliberation and resolutions for the Share Exchange at the meetings of the board of directors of each company. In addition, Kazufumi Yanaga, Fumio Iida and Hidemi Sumiya, auditors of SUMCO TECHXIV who are also a director, auditor and managing executive officer of SUMCO respectively, were excluded from the deliberation for the Share Exchange at the meeting of the board of directors of SUMCO TECHXIV.

2. Summary of the Share Exchange

(1) Schedule of the Share Exchange

Record date of annual shareholders' meeting	(SUMCO TECHXIV)	January 31, 2008 (Thursday)
Resolutions of board of directors for the Share Exchange	(Both companies)	March 6, 2008 (Thursday)
Execution of the share exchange agreement	(Both companies)	March 6, 2008 (Thursday)

(The following are expected dates.)

Resolutions of annual shareholders' meeting for the Share Exchange	(SUMCO TECHXIV)	April 23, 2008 (Wednesday)
Date of de-listing	(SUMCO TECHXIV)	May 26, 2008 (Monday)
Effective day of the Share Exchange		May 30, 2008 (Friday)
Due date of delivery of share certificates		Late July, 2008

Note: SUMCO will implement the Share Exchange through a summary share exchange proceeding for which the resolution of the shareholders' meeting is not required pursuant to Article 796, Paragraph 3 of the Company Act.

(2) Terms of the Share Exchange

Company Name	SUMCO (Wholly owning parent company)	SUMCO TECHXIV (Wholly owned subsidiary company)
Ratio of the Share Exchange	1	1.20

Note 1: Ratio of the Share Exchange

1.20 shares of common stock of SUMCO will be allotted and delivered in exchange for each share of SUMCO TECHXIV. However, for the 15,402,000 shares of SUMCO TECHXIV owned by SUMCO, there will be no allotment in the Share Exchange.[1]

Note 2: Shares to be issued for the Share Exchange

As disclosed in the press release dated today entitled "Re. Acquisition of Treasury Shares", SUMCO plans to purchase its treasury shares from March 7, 2008 until May 20, 2008.

Although SUMCO intends to use such treasury shares for a portion of the delivery to the shareholders of SUMCO TECHXIV, it is not yet determined as of the date hereof whether SUMCO will use newly issued shares or its treasury shares, and how many of each will be used to make such appropriation as the case may be. Such issues will be notified upon the determination thereof.

Note 3: Handling of shares less than one unit

A shareholder who will own any shares less than one unit of SUMCO as a result of the Share Exchange will be entitled to receive dividends of SUMCO for the fiscal year ending in January 2009 and thereafter in proportion to his/her shareholding ratio. However, such shareholder will be unable to sell

[1] SUMCO's shares will be allotted for the shares of SUMCO TECHXIV owned by SUMCO TECHXIV.

the shares of SUMCO on any exchange. Instead, he/she may take advantage of the following concerning the shares of SUMCO. Details, such as the commencement of the purchase below will follow in the notice concerning the surrender of share certificates which is expected to be delivered in late April 2008.

Purchase of shares less than one unit;
SUMCO will purchase its shares less than one unit that cannot be sold on any exchange from shareholders.

(3) Basis for the ratio of the Share Exchange

(i) Basis for the calculation

In order to secure the fairness and appropriateness of the ratio of the Share Exchange in this Share Exchange, SUMCO requested from Daiwa Securities SMBC Co. Ltd. ("Daiwa SMBC"), and SUMCO TECHXIV requested from KPMG FAS Co., Ltd.("KPMG FAS")an evaluation of the ratio of the Share Exchange.

Daiwa SMBC adopted for each company, the market stock price basis method (for periods of two (2) months and one (1) month up to March 4, 2008) in light of the fact that both companies are listed on the Tokyo Stock Exchange and market prices of their shares are available, and the DCF (discounted cash flow) method in order to accommodate future business activities in the calculation. The number of shares of SUMCO which are to be allotted and delivered in exchange for each share of SUMCO TECHXIV, pursuant to such valuation methods, are as follows.

Valuation Method	Range of valuation for the ratio of the Share Exchange
Market Stock Price Basis Method	1.00 to 1.06
DCF (Discounted Cash Flow) Method	1.07 to 1.27

Please note, however, the results of the calculation do not represent any opinion as to the fairness of the ratio of the Share Exchange.

KPMG FAS adopted for each company, the market stock price basis method (for periods of three (3) months and one (1) month up to March 4, 2008), the DCF (discounted cash flow) method, [and the comparable multiple valuation method]. The number of shares of SUMCO which are to be allotted and delivered in exchange for each share of SUMCO TECHXIV, pursuant to such valuation methods are as follows.

Valuation Method	Range of valuation for the ratio of the Share Exchange
Market Stock Price Basis Method	1.02 to 1.17
DCF (Discounted Cash Flow) Method	1.03 to 1.37

Please note, however, the results of the calculation do not represent any opinion as to the fairness of the ratio of the Share

Exchange.

The profit planning of SUMCO TECHXIV, which is used as the basis of the DCF method by both Daiwa SMBC and KPMG FAS, projects a steady growth of SUMCO TECHXIV's business.

Although the operating profit is expected to shrink considerably to approximately 10 billion yen for the fiscal year ending in January 2009 compared to the results of business for the preceding fiscal year due to such reasons as the increasing burden of depreciation expenses attributable to the reinforcement of capacity for 300mm products, the strong Yen and reduction of selling price, it is expected to bounce back by the fiscal year ending in January 2010 to approximately 21 billion yen, the same level as the fiscal year that ended in January 2008, when mass production of 300mm products will gain momentum and the companies may enjoy the effects of a sales volume increase.

(ii) Calculation process

SUMCO and SUMCO TECHXIV carefully examined not only the professional analysis and conclusions presented in the evaluation of the ratio of the Share Exchange submitted by each of the third party financial institutions as mentioned above, but also their own financial positions before they had mutual negotiations and discussions in light of such factors. As a result of the foregoing, both companies approved the ratio of the Share Exchange at their respective board of directors' meetings held on March 6, 2008, the day on which they concluded the share exchange agreement. The ratio of the Share Exchange agreed upon and determined by both companies is within the scope of analysis and conclusions that Daiwa SMBC presented to SUMCO, and those KPMG FAS presented to SUMCO TECHXIV.

The above ratio of the Share Exchange is subject to change by mutual discussion by the companies if any material change should arise to the conditions precedent for the calculation.

(iii) Relationship with Evaluation Institution

Neither Daiwa SMBC nor KPMG FAS is a related party of SUMCO or SUMCO TECHXIV.

[4] Handling of Share Options and Bonds with Share Options of the Wholly Owned Subsidiary Company

SUMCO TECHXIV has no outstanding share options or bonds with share options.

3. Summary of Information on SUMCO and SUMCO TECHXIV (as of January 31, 2008)

(1)	Company Name	SUMCO CORPORATION	SUMCO TECHXIV CORPORATION
(2)	Description of Business	Manufacturing and sale of silicon wafers	Manufacturing and sale of silicon wafers
(3)	Date of Incorporation	July 30, 1999	April 18, 1960
(4)	Head Office	2-1, Shibaura 1-chome,	1324-2,

		Minato-ku, Tokyo	Masuragaharamachi, Omura-shi, Nagasaki
(5)	Representative	Kenjiro Shigematsu President and Representative Director	Takashi Abe President and Representative Director
(6)	Capital	JPY 114,107 Million	JPY 11,636 Million
(7)	Shares Issued	254,400,000 shares	30,200,000 shares
(8)	Net Assets	JPY 415,510 Million (Consolidated)	JPY 85,036 Million (Consolidated)
(9)	Total Assets	JPY 710,495 Million (Consolidated)	JPY 176,979 Million (Consolidated)
(10)	Fiscal Year-End	January 31	January 31
(11)	Employees	9,526 (Consolidated)	3,117 (Consolidated)
(12)	Major Clients	Sumitomo Corporation Samsung Japan Corporation Intel Corporation and others	Komatsu Silicon America, INC Toshiba Semiconductor Company NEC Electronics Corporation and others
(13)	Major Shareholders and their Shareholdings Ratio	Sumitomo Metal Industries, Ltd. (28.18%) Mitsubishi Materials Corporation (28.18%)	SUMCO CORPORATION (51.00%) Komatsu Ltd.(10.93%)
(14)	Main Financing Bank	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, LTD and others	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation and others

(15)	Relationship between SUMCO and SUMCO TECHXIV	Capital Relationship	SUMCO owns 51.00% of the total number of issued shares of SUMCO TECHXIV (15,402 thousand shares).
		Personnel Relationship	Four (4) directors of SUMCO also assume offices as directors of SUMCO TECHXIV. One (1) director, one (1) full-time statutory auditor and one (1) managing executive officer of SUMCO also assume office as statutory auditors of SUMCO TECHXIV. Four (4) directors of SUMCO TECHXIV also assume offices as directors of SUMCO. Three (3) statutory auditors of SUMCO TECHXIV also assume offices as one (1) director, one (1) full-time statutory auditor and one (1) managing executive officer of SUMCO.
		Business Connection	As part of its operation, SUMCO sells fabricated materials (monocrystalline ingots) to SUMCO TECHXIV. As part of its non-operating transactions, each company allows the other access to its own intellectual property. As a result, each company incurs royalties payable to the other.
		Applicability of Related Parties Relationship	SUMCO TECHXIV is a consolidated subsidiary of SUMCO.

(16) Financial results of the past 3 fiscal years

	SUMCO (Wholly owning parent company) (Consolidated)			SUMCO TECHXIV (Wholly owned subsidiary company) (Consolidated)		
Fiscal Year-End	January 2006	January 2007	January 2008	March 2006	January 2007	January 2008
Net Sales (Million Yen)	220,526	319,385	474,951	86,667	84,257	117,132
Operating Income (Million Yen)	44,340	84,390	140,385	8,970	14,179	20,980
Ordinary Income (Million Yen)	36,554	75,835	133,028	9,945	15,128	23,190
Net Income (Million Yen)	20,486	72,051	74,879	5,598	8,857	14,139
Net Income Per Share (yen)	195.61	597.66	294.34	185.38	293.30	468.18
Dividends Per Share (yen)	20.00	50.00	55.00	12.00	16.00	50.00
Net Assets Per Share (yen)	1,350.41	2,297.90	1,409.59	1,018.94	1,300.09	1,886.89

Note 1: On December 19, 2006, SUMCO newly issued 6,850,000 shares of its common stock through a public offering.

Note 2: On January 15, 2007, SUMCO newly issued 650,000 shares of its common stock through private placement.

Note 3: On February 1, 2007, SUMCO implemented a two-for-one share split.

Note 4: Due to the change in the fiscal year end, SUMCO TECHXIV's fiscal year that ended January 31, 2007 is for a period of ten (10) months from April 1, 2006.

4. Status after the Share Exchange

(1)	Company Name	SUMCO CORPORATION
(2)	Description of Business	Manufacturing and sale of silicon wafers
(3)	Head Office	2-1, Shibaura 1-chome, Minato-ku, Tokyo
(4)	Representative	Kenjiro Shigematsu, President and Director
(5)	Capital	JPY 114,107 Million
(6)	Net Assets	To be determined
(7)	Total Assets	To be determined
(8)	Fiscal Year-End	January 31

(9) Overview of accounting treatment

The transaction contemplated herein will fall under a "transaction with a minor shareholder" under the category of "common control transaction, etc." It is expected that goodwill will be recognized as a result of the Share Exchange. However, the amount of the goodwill has not been determined yet as of the date hereof.

(10) Impact on Financial Results

Since SUMCO TECHXIV is a consolidated subsidiary of SUMCO, the impact of the Share Exchange on SUMCO, whether on a consolidated basis or otherwise, is expected to be insignificant even with the amount of goodwill.

Additionally, SUMCO TECHXIV plans to continue its current business even after the Share Exchange. Therefore, the impact of the Share

Exchange on SUMCO TECHXIV, whether on a consolidated basis or otherwise, is expected to be insignificant.

End of document.

(Translation)

March 6, 2008

To whom it may concern:

Company name: SUMCO CORPORATION
(Code No: 3436: First Section of TSE)
Representative: Kenjiro Shigematsu
President and Representative Director
Contact: Soichi Ishitoya
General Manager of
Public Relations & IR Dept.
(Telephone: 03-5444-3915)

Re. Acquisition of Treasury Shares
(Acquisition of Treasury Shares pursuant to Article 165, Paragraph 2 of the Company Act and the Articles of Incorporation)

We are pleased to announce that SUMCO CORPORATION (hereinafter "SUMCO") has resolved at its board of directors' meeting today to conduct an acquisition of treasury shares as follows, pursuant to Article 156 of the Company Act, which applies *mutatis mutandis*, pursuant to Article 165, Paragraph 3:

1. Reason for the acquisition of treasury shares

   The acquisition of treasury shares will be conducted as a measure to increase the share value.

2. Conditions of the acquisition

(1)	Type of shares to be acquired:	Common shares of SUMCO
(2)	Maximum number of shares to be acquired:	15 Million (Equivalent to 5.89 % of the outstanding shares of SUMCO (disregarding the treasury shares))
(3)	Maximum purchase price:	JPY 30 Billion
(4)	Purchase period:	From March 7, 2008 to May 20, 2008

(For your reference)

Number of treasury shares as of February 29, 2008:	
Outstanding number of shares of SUMCO (excluding the treasury shares:	254,399,307
Number of the treasury shares of SUMCO:	693

End of document.

[Translation]

April 2, 2008

To whom it may concern:

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu
President and Representative Director
(Code No. 3436, First Section of Tokyo Stock Exchange)
Contact: Soichi Ishitoya
General Manager of
Public Relations & IR Dept.
(Tel: 03-5444-3915)

Re. Notice on Status of Acquisition of Treasury Shares (Acquisition of Treasury Shares pursuant to Article 165, Paragraph 2 of the Company Act and the Articles of Incorporation)

SUMCO CORPORATION ("SUMCO"), is pleased to announce that SUMCO has implemented the following purchase, through market transactions in connection with the acquisition of treasury shares pursuant to Article 156 of the Company Act, which applies mutatis mutandis, pursuant to Article 165, Paragraph 3:

1. Type of shares acquired:
   Common shares of SUMCO

2. Share acquisition period:
   From March 7, 2008 until March 31, 2008

3. Aggregate number of shares acquired:
   10,486,400 shares

4. Aggregate amount of shares acquired:
   20,824,254,700 yen

5. Acquisition method:
   Purchase through market transactions on the Tokyo Stock Exchange

(Reference)

1. Substance of the resolution of the meeting of the Board of Directors held on March 6, 2008

(1) Type of shares which may be acquired:
Common shares of SUMCO

(2) Aggregate number of shares which may be acquired:
15,000,000 shares (maximum limit)

(3) Aggregate amount of acquisition price of the shares:
30,000,000,000 yen (maximum limit)

(4) Acquisition period:
From March 7, 2008 until May 20, 2008

2. Aggregate number of treasury shares acquired pursuant to the above resolution of the Board of Directors and the cumulative total of the acquisition price

(1) Aggregate number of shares acquired:
10,486,400 shares (Progress to maximum limit 69.9%)

(2) Aggregate amount of price of the shares:
20,824,254,700 yen (Progress to maximum limit 69.4%)

End

[Translation]

April 10, 2008

To whom it may concern:

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu
President and Representative Director
(Code No. 3436, First Section of Tokyo Stock Exchange)
Contact: Soichi Ishitoya
General Manager of
Public Relations & IR Dept.
(Tel: 03-5444-3915)

Re. Notice on Completion of Purchase and Acquisition of Treasury Shares through Market Transaction
(Acquisition of Treasury Shares pursuant to Article 165, Paragraph 2 of the Company Act and the Articles of Incorporation)

SUMCO CORPORATION ("SUMCO"), is pleased to announce that SUMCO has implemented the following purchase, through market transactions in connection with the acquisition of treasury shares pursuant to Article 156 of the Company Act, which applies mutatis mutandis, pursuant to Article 165, Paragraph 3:

We are also pleased to announce that the acquisition of treasury shares pursuant to the resolution of the meeting of the board of directors (the "Board of Directors") held on March 6, 2008 was completed accordingly.

1. Type of shares acquired:
   Common shares of SUMCO

2. Acquisition period:
   From April 1, 2008 until April 8, 2008

3. Number of shares acquired:
   3,918,700 shares

4. Aggregate amount acquired:
   9,175,523,000 yen

5. Acquisition method:
   Purchase through market transactions on the Tokyo Stock Exchange

(Reference)

1. Substance of the resolution of the meeting of the Board of Directors held on March 6, 2008

(1) Type of shares which may be acquired:
Common shares of SUMCO

(2) Aggregate number of shares which may be acquired:
15,000,000 shares (maximum limit)

(3) Aggregate amount of acquisition price of the shares:
30,000,000,000 yen (maximum limit)

(4) Acquisition period:
From March 7, 2008 until May 20, 2008

2. Aggregate number of treasury shares acquired pursuant to the above resolution of the Board of Directors and the cumulative total of the acquisition price

(1) Aggregate number of shares acquired:
14,405,100 shares

(2) Aggregate amount of acquisition price of the shares:
29,999,777,700 yen

3. Status of treasury shares held as of April 8, 2008

(1) Aggregate number of issued shares (excluding treasury shares):
239,994,139 shares

(2) Number of treasury shares:
14,405,861 shares

End

[Translation]

April 10, 2008

To whom it may concern:

Corporate Name: SUMCO CORPORATION
(Code No. 3436, First Section of Tokyo Stock Exchange)
Representative: Kenjiro Shigematsu
President and Representative Director
Contact: Soichi Ishitoya
General Manager of
Public Relations & IR Dept.
(Tel: 03-5444-3915)

Corporate Name: SUMCO TECHXIV CORPORATION
(Code No. 5977, Second Section of Tokyo Stock Exchange)
Representative: Takashi Abe
President and Representative Director
Contact: Mitsuo Yokokawa
Director, Senior Executive Officer
(Tel: 03-6858-0540)

Re. (Additional) Partial Addition to the Substance of Disclosure Regarding "SUMCO TECHXIV CORPORATION Becoming a Wholly Owned Subsidiary Company of SUMCO CORPORATION through a Share Exchange"

SUMCO CORPORATION ("SUMCO"), completed its acquisition of treasury shares that SUMCO implemented pursuant to the "Re. Acquisition of Treasury Shares" announced on March 6, 2008, and announced as of today the "Notice on Completion of Purchase and Acquisition of Treasury Shares through Market Transaction." We are pleased to announce that accordingly, the undetermined matters in the indicated disclosure materials announced on March 6, 2008 have been determined as follows.

1. Particulars of SUMCO shares to be delivered to the shareholders of SUMCO TECHXIV CORPORATION:

   Number of shares newly issued due to share exchange:
   3,351,739 shares

   Number of treasury shares to be appropriated upon allotment by means of share exchange:
   14,405,861 shares

End

END